# Positioned for Success Today…

## Building for Success Tomorrow



**Investor Meetings**
**August 2007**

Pepco Holdings, Inc

# Table of Contents

| Topic | Beginning Page No. |
|---|:---:|
| Safe Harbor Statement | 3 |
| Overview | 4 |
| Power Delivery | 5 |
| Regulatory | 14 |
| Power Delivery Summary | 18 |
| Conectiv Energy | 19 |
| Pepco Energy Services | 26 |
| Financial | 29 |
| Summary | 36 |
| Appendix – Power Delivery & Regulatory | 39 |
| Appendix – Conectiv Energy | 43 |
| Appendix – Financial | 45 |

Pepco Holdings, Inc

# Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism.  Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

# PHI Overview



**Pepco Holdings, Inc**

$8.8B LTM Revenues
$14.5B Total Assets
$5.5B Market Cap
1.8 Million Electric Customers
121,000 Gas Customers

**Regulated Electric & Gas Delivery Business**

pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

**66% of Operating Income**

**Competitive Energy/ Other**

conectiv energy
pepco Energy Services
PHI Investments

**34% of Operating Income**

Note: Financial and customer data as of June 30, 2007. Operating Income percentage calculations are for the twelve months ended June 30, 2007, net of special items. See appendix for details.

4

# *Power Delivery - Business Overview*

**Combined Service Territory**



Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
pepco
Washington D.C.
Dover
Delaware
Virginia
delmarva power
Salisbury
Virginia


## Regulatory Diversity*



New Jersey 20%
Virginia 1%
District of Columbia 23%
Delaware 17%
Maryland 39%


## Diversified Customer Mix*



Residential 35%
Commercial 46%
Government 10%
Industrial 9%


*** Based on 2006 MWh Sales**

# Sales and Customer Growth by Utility

| | Projected Average Annual Sales Growth 2006-2010* | Projected Average Annual Customer Growth 2006-2010 |
|---|---|---|
| Potomac Electric Power Company | 1.3% | 0.8% |
| Delmarva Power & Light Company | 0.7% | 1.2% |
| Atlantic City Electric Company | 2.2% | 1.3% |
| **Average Power Delivery** | **1.3%** | **1.1%** |

**\* Based on Weather Normalized Sales**

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# *Sales, Customer and Usage Trends*

**Residential weather adjusted sales have trended downward, as compared to 2005, driven by lower usage per customer**

- ▪ **Increased SOS supply cost and higher overall energy prices are having an impact**

- ▪ **Service territory economies are growing at a slower pace**



**PHI Weather Adjusted Metered Residential Sales**

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# Infrastructure Investment Strategy

## Construction Forecast *



| (Dollars in Millions) | 2007 | 2008 | 2009 | 2010 | 2011 | 5 Year Totals |
|---|---|---|---|---|---|---|
| **Distribution:** | | | | | | |
| **Customer Driven** (new service connections, meter installations, highway relocations) | $ 175 | $ 156 | $ 161 | $ 162 | $ 168 | $ 822 |
| **Reliability** (facility replacements/upgrades for system reliability) | 109 | 167 | 151 | 141 | 181 | 749 |
| **Load** (new/upgraded facilities to support load growth) | 98 | 72 | 59 | 92 | 122 | 443 |
| **Transmission** | 156 | 117 | 73 | 58 | 50 | 454 |
| **Gas Delivery** | 19 | 20 | 20 | 21 | 20 | 100 |
| **Information Technology** | 16 | 17 | 17 | 17 | 17 | 84 |
| **Corporate Support and Other** | 8 | 11 | 8 | 13 | 15 | 55 |
| **Total Power Delivery** | $ 581 | $ 560 | $ 489 | $ 504 | $ 573 | $2,707 |
| **Mid-Atlantic Power Pathway (MAPP)** | 4 | 52 | 186 | 215 | 233 | 690 |
| **Blueprint** | - | 62 | 148 | 157 | 142 | 509 |
| **Total Including MAPP and Blueprint** | $ 585 | $ 674 | $ 823 | $ 876 | $ 948 | $3,906 |

*The Mid-Atlantic Power Pathway and Blueprint construction costs reflected above are preliminary estimates and are not included as part of the projection of construction expenditures reflected in PHI's recently filed Forms 10-K and 10-Q.*

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# *PHI's Proposed Mid-Atlantic Power Pathway (MAPP) Project*

**PHI has proposed a major transmission project to PJM:**

- **230 mile, 500 kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Significant 230 kV lines that support Maryland, Delaware and New Jersey**
- **Cost estimate as proposed - $1.2 billion; completion by 2014**



Newark
Deans
Trenton
Philadelphia
Cardiff
Wylie Ridge
Prexy
Pittsburgh
502
Bedington
Morgantown
Baltimore
Cedar Creek
Salem
Dennis
Steele
Kemptown
Doubs
Mt. Storm
Amos
Washington, DC
Burches Hill
Possum Pt.
Chalk Pt.
Calvert Cliffs
Vienna
Indian River
Loretto
Piney Grove
AP 500kV Approved / Proposal
AEP 765 kV Proposal
PHI 500 kV Proposal
PHI 230 kV Proposal
Power Plant
Substation


### ***Status of the MAPP Project***

- **PJM has recommended the 500kV portion of the project be approved by the PJM Board**
- **PJM still evaluating the 230kV portion of the project**
- **PJM decision expected at the next Board meeting after receiving comments from stakeholders**

# *PHI Mid-Atlantic Power Pathway*

## Preliminary Cost

**(Dollars in Millions)**

|  | Pepco | Delmarva Power | Atlantic City Electric | Total |
|---|---|---|---|---|
| 2007 | $2 | $2 | $- | $4 |
| 2008 | 35 | 8 | 9 | 52 |
| 2009 | 75 | 105 | 6 | 186 |
| 2010 | 40 | 175 | - | 215 |
| 2011 | 18 | 210 | 5 | 233 |
| 2012 | - | 250 | 15 | 265 |
| 2013 | - | 135 | 30 | 165 |
| 2014 | - | 80 | 40 | 120 |
| **Total** | **$170** | **$965** | **$105** | **$1,240** |

Preliminary estimates reflect construction costs.
Recovery of costs is determined by PJM/FERC and will include more
than PHI customers in each jurisdiction.

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# *PHI's Blueprint for the Future*

- **Responsive to customer expectations:**

  - Managing energy costs
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**

  - Advanced metering
  - Demand side management applications
  - Distribution automation
  - Customer information systems



- **Programs will provide the tools customers need to move into the future:**

  | *Energy Efficiency* | *Demand Response* | *Renewable Energy* |
  |---|---|---|
  | • Energy Star Appliance | • Smart Thermostat | • Net Energy Metering |
  | • Efficient Heat Pumps | • Innovative Rate Structures | • Green Choice |
  | • Efficient Lighting | | |

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Pepco Holdings, Inc

# PHI Blueprint for the Future - Status

- "Blueprint for the Future" filed in Delaware, Maryland and the District of Columbia

- Filing in New Jersey later this year; in conjunction with the energy master plan process

- In Delaware, an order was issued March 20 opening a proceeding to consider the filing
  - Application includes demand-side management programs, advanced metering and distribution automation
  - Workshop meetings held
  - Docket number 07-28

- In Maryland, an order was issued on June 8 for a "two track approach"
  - Established a Pepco/DPL collaborative on near-term DSM initiatives
  - Created a state-wide collaborative on advanced metering and DSM initiatives
  - Initial reports have been filed with the commission on both collaborations
  - Hearing held on July 25 for Pepco/DPL collaborative; decision pending
  - Case number 9111
  - Maryland distribution rate case orders issued July 19 included the approval of a decoupling mechanism for Pepco and DPL

- In the District of Columbia, an order was issued on April 23 opening a proceeding to consider the filing
  - Initial comments received August 10
  - Reply comments due September 10
  - Case number 1056

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# PHI Blueprint -
## Preliminary Estimated Capital Cost and Timing [1]

**(Dollars in Millions)**

| | 2008 | 2009 | 2010 | 2011 | 2012 - 2014 | Total |
|---|---|---|---|---|---|---|
| **Pepco** | $ 30 | $ 72 | $ 77 | $ 79 | $ 12 | $ 270 |
| Distribution Automation | 4 | 6 | 8 | 4 | 2 | |
| Automated Meter Infrastructure | 20 | 55 | 58 | 64 | 10 | |
| Meter Data Management System | 5 | | | | | |
| Smart Thermostat [2] | 1 | 11 | 11 | 11 | | |
| | | | | | | |
| **Delmarva Power** | $ 22 | $ 64 | $ 68 | $ 46 | $ 9 | $ 209 |
| Distribution Automation | 1 | 4 | 8 | 6 | 6 | |
| Automated Meter Infrastructure [3] | 17 | 50 | 50 | 30 | 3 | |
| Meter Data Management System | 3 | | | | | |
| Smart Thermostat [2] | 1 | 10 | 10 | 10 | | |
| | | | | | | |
| **Atlantic City Electric** | $ 10 | $ 12 | $ 12 | $ 17 | $ 116 | $ 167 |
| Distribution Automation | 1 | 2 | 2 | 4 | 6 | |
| Automated Meter Infrastructure | 7 | 10 | 10 | 12 | 80 | |
| Meter Data Management System | 2 | | | | | |
| Smart Thermostat [2] | | | | 1 | 30 | |
| | | | | | | |
| **Total** | $ 62 | $ 148 | $ 157 | $ 142 | $ 137 | $ 646 |

(1) Excludes CIS improvement

(2) May be capitalized or expensed depending on program design

(3) Includes electric and gas meters

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

13

# FERC Formula Rates

- **FERC formula rates updated; new rates in effect June 1, 2007:**

| | Previous Rates *<br>6/1/06 to 5/31/07 | New Rates *<br>6/1/07 to 5/31/08 | Approximate<br>Additional Revenue |
|---|---|---|---|
| Pepco | $12,009 | $13,063 | $ 9.5mm |
| DPL | $10,034 | $13,780 | $17.2mm |
| ACE | $14,155 | $19,995 | $20.0mm |

- **Transmission Rate base at December 31, 2006:**

  **(Dollars in Millions)**

| | |
|---|---|
| Pepco | $335 |
| DPL | $295 |
| ACE | $263 |
| Total | $893 |

\* Dollars per megawatt per year; rates in effect 6/1/06 to 5/31/07 reflect a settlement adjustment and true-up for the rates in effect the prior year (reduced revenues by $25.3mm during this period)

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

Pepco Holdings, Inc

# Recent Distribution Rate Case Outcomes

| (Dollars in Millions) | DPL Gas DE | DPL Electric MD | Pepco Electric MD | Total |
|---|---|---|---|---|
| Rate Base | N/A | $267 | $896 | |
| Equity Ratio | 46.90% | 48.63% | 47.69% | |
| ROE | 10.25% | 10.00% | 10.00% | |
| BSA Approved | No [1] | Yes | Yes | |
| Rate Increase | $9.0 [2] | $14.9 | $10.6 | $34.5 |
| Depreciation Expense Reduction (P-T) | $2.1 | $0.9 | $30.7 | $33.7 |
| Effective Date | 4/1/2007 | 6/16/2007 | 6/16/2007 | |

Notes:

(1) While a bill stabilization adjustment mechanism was not adopted, the parties to the settlement are participating in a generic statewide proceeding initiated by the Commission for the purpose of investigating decoupling mechanisms for electric and gas distribution utilities.

(2) Includes the $2.5 million increase that was put into effect on November 1, 2006.

Pepco Holdings, Inc

# Pepco DC Distribution Rate Case Summary – Final Positions

**(Dollars in Millions)**

| | Pepco District of Columbia Electric Case | |
|---|---|---|
| | **Pepco** | **OPC** |
| **Adjusted Rate Base** | $980 | $873 |
| **Equity Ratio** | 46.55% | 42.06% |
| **ROE** | 10.75% (1) | 9.25% (2) |
| **BSA Recommended** | Yes | No |
| **Revenue Requirement** | $43.5 (1) | ($ 31.1) (2) |

Notes:

(1) With adoption of the BSA; without the BSA, the requested ROE is 11.0% and the revenue requirement is $47.9 million.

(2) Without adoption of the BSA; should the BSA be adopted by the Commission, OPC recommends a 5.51% ROE and, although unspecified in OPC's filing, the associated revenue requirement would be approximately ($52.3) million.

# Regulatory Summary

- **Return to more stable regulatory and legislative environments in MD and DE**

- **Reasonable outcome in settled Delmarva Power gas distribution case in DE**

- **Orders received in Pepco and Delmarva Power MD cases, rate increases approved and Bill Stabilization Adjustment mechanism adopted**

- **DC distribution rate case on track for resolution in Sept. 2007**

- **Annual formula rate process in place for transmission rates, new investments earn 11.3% ROE**

- **Transition to competitive default supply markets complete in MD, DC, DE and NJ**

- **Reasonable default service deferral programs in place in MD and DE**

- **Filings made in DE, MD and DC to implement PHI Blueprint**

- **Continued focus on maintaining constructive relationships with regulators**

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# Power Delivery - Summary

**Achieve**

+ **Regulatory Success**

+ **Customer Growth**

+ **Operational Excellence**

+ **Infrastructure Investments**

+ **Blueprint Implementation**

**Deliver**

*At Least 4% Annual Average Earnings Growth*

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# *Business Overview*



## *An Eastern PJM, mid-merit focused business*

**Conectiv Energy Generating Facilities**



**2006 Capacity (4,182 MW)**



- Units Under Contract, 12%
- Peaking Units, 15%
- Coal, 8%
- Oil-Fired Steam, 13%
- Gas Combined Cycle, 53%

**Financial**

| | |
|---|---|
| Property, Plant & Equipment, net - 6/30/07 | $1,287 M |
| 2005 Earnings | $ 48 M |
| 2006 Earnings | $ 47 M |
| 2007 Earnings (YTD 6/30/07) | $ 21 M |
| Total Inter-Company Debt | $ 674 M |

# *RPM Results*

- PJM RPM Auction Results

|  | 2007/2008 | 2008/2009 |
|---|---|---|
| • Eastern MAAC: | $198/MW-Day | $149/MW-Day (all units except Bethlehem) |
| • Southwest MAAC: | $189/MW-Day | $210/MW-Day |
| • Balance of Pool: | $41/MW-Day | $112/MW-Day (Bethlehem) |

  ~ 2009/2010 Auction will be held in October 2007

  ~ 2010/2011 Auction will be held in January 2008

- At end of auction process – Conectiv Energy is implicitly 100% hedged for all its generation
- Hedging for 2007/08 and 2008/09 Planning Periods started in 2004 and 2005, respectively
- Capacity sold over time at prices ranging from $28/MW-day to $152/MW-day, at then current market prices
- Conectiv Energy started to hedge 2009/2010 and 2010/2011 Planning Periods in 2006 and 2007, respectively

# *Hedge Update*

**Percentage of Total Merchant Generation & Load Service**



2007-Q2 Gross Margins by Source (est.)

Fuel Switching (2%)

Ancillary Services (30%)

Capacity (26%)

Locational Value (1%)

Energy (51%)

Hedging and Load Service* (-10%)

| On Peak Power Hedges (MWh basis) | | |
|---|---|---|
| **Hedge Period** | **Target** | **6/30/07** |
| Months 1-12 | 50-100% | 138% |
| Months 13-24 | 25-75% | 98% |
| Months 25-36 | 0-50% | 45% |

Note: Products such as locational value and ancillary products can only be partially hedged.

\* Hedges are designed to reduce the risk of the overall portfolio. Therefore, the value of hedges needs to be considered in the context of the rest of the portfolio.

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

Pepco Holdings, Inc

# *Financial Performance*

| Conectiv Energy | Six Months Ended June 30 | |
| --- | --- | --- |
| | 2007 | 2006 |
| (Dollars in Millions) | | |
| Revenue | $ 974 | $ 985 |
| Gross Margin | $ 138 | $ 111 |
| Operating Expenses | $ 68 | $ 58 |
| Net Income | $ 21 | $ 19 |
| Gain on Asset Disposition | $  - | $  8 |
| Net Income without Gain | $ 21 | $ 11 |

**Earnings Drivers**

- Merchant Generation and Load Service gross margin increased $22M in 2007.

- Energy Marketing gross margin increased $5M in 2007.

- Operating Expenses increased $10M in 2007, primarily from planned increases in power plant maintenance.

# Gross Margins

**Pepco Holdings, Inc**



**Merchant Generation and Load Service Gross Margins**

| Energy Marketing Gross Margin | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|
| **Forecast** | $15-$25 | $15-$25 | $15-$25 | $15-$25 |
| **Actual** | $11 | $25 | | |

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

23

# *Generation Projects*

- **Committed Project**

  - *Stand-alone CT Project (Cumberland Project)*

    - 100 MW dual fuel combustion turbine at existing Cumberland County, New Jersey site (35 miles southeast of Atlantic City, NJ)
    - Based on GE LMS100 technology – very flexible and efficient CT unit
    - $75 million; commercial operation in early 2009

- **Potential Project**

  - *Delta Site*

    - Utilizes combustion turbines in inventory
    - 540 MW dual fuel combined cycle plant at new Delta, PA site (55 miles southeast of Harrisburg, PA, near the Susquehanna River)
    - Air permits received
    - $350 - $400 million cost, 2010-2012 commercial operation date

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# Delaware Multi-Pollutant Regulations

| Edge Moor Power Plant | Compliance Plan Filed with DNREC in June 2007 | |
|---|---|---|
| | **2009** | **2012** |
| **Units 3 & 4**    $SO_2$ | TRONA | Nothing Additional |
|     NOx | SNCR | |
|     Mercury | Carbon Injection | |
| **Unit 5**    $SO_2$ | Low Sulfur Oil | -- |
|     NOx | Hybrid SNCR | |
| **Capital Cost (estimate) \*** | $50M to $80M | |

\*    The level of spending will be further refined when Conectiv Energy completes detailed engineering and receives firm pricing on the new equipment and related installation costs.

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# *Business Overview*



- PES provides retail energy supply and energy services to commercial and industrial (C&I) customers

- Retail electric supply is PES' main business driver
    - Complements PHI's regulated utility business; opportunity to serve customers who choose to shop

- Additional product offerings differentiate PES from its competitors and provides additional earnings
    - Retail natural gas supply
    - Energy efficiency services

- PES also owns:
    - 800 MW of peaking generation in Washington, DC; scheduled for retirement in 2012
    - 2 transmission and distribution construction/service companies serving utility and infrastructure needs

**PES Retail**
**Electric Supply Markets**



**Independent System Operator**

- PJM
- New York ISO
- New England ISO

# *Business Metrics*

**Electric Contract Signings**
(million MWh)



- Q2 2007 contract signings were healthy
  - Second highest quarter ever

- Average new contract length remains approximately 1.5 years

- Rolling 12-month retention rate increased to 78%

**Load Served** (MW)



- Now serving 3,959 MW of load, an increase of 41% over Q2 2006

**Delivered and Backlog Volumes** (million MWh)



- Achieved record estimated backlog of 34.7 million MWh, up 20% from Q2 2006

- Contract backlog provides longer-term stability and foundation for continued growth

27

# Market Share and Financial Performance



| Marketer | Market Share | MW Under Contract | Markets |
|---|---|---|---|
| 1 - Constellation NewEnergy | 22% | 16,700 | National, Canada |
| 2 - Reliant Energy | 12% | 9,460 | Texas, PJM |
| 3 - Hess Corp | 6% | 4,300 | Northeast, Mid-Atlantic |
| **4 - Pepco Energy Services** | **5%** | **4,070** | **PJM, NYISO** |
| 5 - SUEZ Energy Services | 5% | 3,925 | National |
| 6 - Sempra Energy Solutions | 5% | 3,600 | National |
| 7 - Strategic Energy | 4% | 3,225 | National |

*KEMA Retail Marketer Survey, February 2007*

- **PES is the 4th largest retail marketer in the U.S.**

| Pepco Energy Services | YTD June 2007 | 2006 | 2005 |
|---|---|---|---|
| *Dollars in millions* | | | |
| Revenue | $1,033 | $1,669 | $1,488 |
| Gross Margin | $61 | $138 | $130 |
| Net Income | $13 | $20 | $26 |
| Impairments | $1 | $14 | $0 |
| Net Income without Impairments | $14 | $34 | $26 |

- **Q2 2007 results in line with expectations**

- **2006 results benefited from one-time gains on sale of excess supply and more favorable supply costs**

- **PES continues to believe that a $3/MWh range for gross margins is achievable over the long-term**

28

# PHI Financial Performance

*Pepco Holdings, Inc*

*Earnings Per Share*

| | Quarter Ended June 30, | |
| --- | --- | --- |
| | **2007** | **2006** |
| Power Delivery | $0.24 | $0.25 |
| Conectiv Energy | $0.01 | $0.01 |
| Pepco Energy Services | $0.06 | $0.04 |
| Other Non-Regulated | $0.08 | $0.10 |
| Corporate & Other | ($0.09) | ($0.13) |
| **Total PHI** | $0.30 | $0.27 |

Note: There were no special items in the second quarters of 2007 or 2006.

# 2nd Quarter 2007 Financial Performance - Drivers

| | |
|---|---|
| **2nd Quarter 2006 Earnings Per Share** | **$0.27** |

### Power Delivery
- Higher kWh sales due to weather — 0.04
- Network Transmission Rate True-up — (0.02)
- Operation and Maintenance Expense — (0.02)
- Other, net — (0.01)

### Conectiv Energy
- Merchant Generation & Load Service — 0.01
- Operating Costs, net — (0.01)

### Pepco Energy Services
- Retail Energy Supply — 0.01
- Energy Services — 0.01

### Other, net — 0.02

| | |
|---|---|
| **2nd Quarter 2007 Earnings Per Share** | **$0.30** |

# PHI Financial Performance

| *Actual Earnings Per Share* Year-to-Date June 30, 2007 | 2006 | | *Excluding Special Items* Year-to-Date June 30, 2007 | 2006 |
|---|---|---|---|---|
| $0.41 | $0.45 | Power Delivery | $0.41 | $0.45 |
| $0.11 | $0.10 | Conectiv Energy | $0.11 | $0.06 |
| $0.07 | $0.07 | Pepco Energy Services | $0.07 | $0.09 |
| $0.14 | $0.15 | Other Non-Regulated | $0.14 | $0.15 |
| ($0.17) | ($0.21) | Corporate & Other | ($0.17) | ($0.21) |
| $0.56 | $0.56 | **Total PHI** | $0.56 | $0.54 |

**Note: Management believes the special items are not representative of the Company's ongoing business operations. See Appendix for details.**

# June 2007 YTD Financial Performance - Drivers

| | |
|---|---|
| *June 2006 YTD  Earnings Per Share** | **$0.54** |

**Power Delivery**
- Higher kWh sales due to weather — 0.09
- Network Transmission Rate True-up — (0.06)
- Operation and Maintenance Expense — (0.04)
- Standard Offer Service Margin — (0.02)
- Other, net — (0.01)

**Conectiv Energy**
- Merchant Generation & Load Service — 0.06
- Energy Marketing — 0.02
- Operating Costs, net — (0.03)

**Pepco Energy Services**
- Retail Energy Supply — (0.04)
- Energy Services — 0.02

**Other, net** — 0.03

| | |
|---|---|
| *June 2007 YTD Earnings Per Share* | **$0.56** |

\* Excluding special items.  See appendix for details.

# PHI - Financial Objectives

- **Deliver Value**

  ➢ Achieve average annual utility earnings growth of at least 4%

  ➢ Continue growth of competitive energy businesses to supplement utility earnings

  ➢ Grow dividend commensurate with utility earnings growth

- **Strengthen Financial Position**

  ➢ Achieve and maintain an equity ratio in mid-40% area by the end of 2008

  ➢ Achieve and maintain a PHI corporate credit rating of BBB+/Baa1 or higher

  ➢ Maintain liquidity position to provide financial flexibility

  ➢ Achieve supportive regulatory outcomes

# Construction Expenditures – Driver of Earnings Growth



**Construction Expenditures** [1]

2006 Actual [2]: $507 — Transmission $116, Distribution $365, Competitive $26
2007: $655 — Transmission $156, Distribution $425, Competitive $74
2008: $664 — Transmission $117, Distribution $443, Competitive $104
2009: $539 — Transmission $73, Distribution $416, Competitive $50
2010: $603 — Transmission $58, Distribution $446, Competitive $99
2011: $758 — Transmission $50, Distribution $523, Competitive $185

Legend: ■ Transmission ■ Distribution □ Competitive

(Y-axis in Millions)

[1]  Excludes Mid-Atlantic Power Pathway (MAPP) and Blueprint projects. Includes increased capital spending approved in the 1st quarter 2007 for new combustion turbine power plant at Conectiv Energy.

[2]  Construction expenditures include cash and accruals.

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

34

# Net Cash from Operating Activities vs. Construction Expenditures and Dividends



Net Cash from Operations — Dividends [3] — Construction Expenditures

(1) Adjusted cash from operations. See appendix for reconciliation.

(2) Cash from operations reflects various inputs, including regulatory and energy price assumptions that impact the utilities and competitive energy businesses.

(3) Dividend amount is based on the current annualized dividend rate of $1.04 per share. The dividend level is reviewed quarterly by PHI's Board of Directors.

*NOTE: See Safe Harbor Statement at the beginning of today's presentation.*

# *Opportunities for Growth*

- **Rate case contributions**

- **Higher utility infrastructure investments (T&D)**

- **Implementation of PHI's Blueprint**

- **Stable service territory with organic growth**

- **Recovery of the PJM wholesale energy market and implementation of the Reliability Pricing Model (Conectiv Energy)**

- **Continued C&I load growth and measured expansion (Pepco Energy Services)**

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# *Why Invest in PHI?*

- ***Stable Earnings Base*** - Derived primarily from regulated T&D utility businesses

- ***Earnings Growth Potential*** - Driven by constructive regulatory outcomes, T&D utility infrastructure investments and competitive energy businesses

- ***Secure Dividend*** - Current dividend yield is 22% higher than the average dividend yield for companies in the S&P Electric Utilities index[*]

**\* Pricing data as of August 15, 2007**

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

37

# *Appendix*

# PHI Mid-Atlantic Power Pathway

## Preliminary Timeline



Cardiff
Salem
Dennis
Steele
Burches Hill
Vienna
Indian River
Possum Pt.
Chalk Pt
Calvert Cliffs
Loretto
Piney Grove
2010
Possum Point to Calvert Cliffs
2012
Calvert Cliffs to Indian River
2012
Vienna to Steele
2014
Vienna to Loretto to Piney Grove
2014
Indian River to Salem
2014
Dennis to Cardiff


- Most of the line would be built either on, or parallel to, existing right of way
- 52 miles would use existing towers
- Much of the route is along established transmission corridors through relatively rural areas

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Infrastructure Investment Strategy – Major Transmission Projects in PJM's RTEP

| | Utility | Scheduled In Service | Prior to 2007 | Forecast 2007-11 (Dollars in Millions) | Project Total |
|---|---|---|---|---|---|
| New 230 kV Transmission Line and Substation to replace BL England Plant | ACE | Dec 2007 | $ 27 | $ 48 | $ 75 |
| New Alloway 500/230 kV Transmission Substation to alleviate PJM System overload contingency problem | ACE | May 2008 | 1 | 68 | 69 |
| Transmission upgrades at the Red Lion/Kenney 500kV Substation and replacement of 230kV breakers, to relieve area congestion | DPL | Brkr - Dec 2008 Subst- May 2009 | - | 16 | 16 |
| Southern New Castle County Family of Projects to convert several 69kV lines and substations to 138kV | DPL | June 2007 | 15 | 4 | 19 |
| New Magnolia Area 138/25kV Substation- Transmission Line Portion | DPL | June 2010 | - | 12 | 12 |
| New 230/69kV Transmission Substation at Cool Springs | DPL | June 2010 | - | 13 | 13 |
| New 230 kV underground Transmission Lines between Palmers Corner, MD and Blue Plains, MD/DC to replace the transmission capability of Mirant's Potomac River Plant, which may be closed | Pepco | May 2007 | 27 | 54 | 81 |
| Add 2nd 500/230kV Transformer at Brighton Substation | Pepco | June 2009 | - | 38 | 38 |
| Upgrade Tower & Lines at Dickerson-Quince Orchard | Pepco | June 2011 | - | 20 | 20 |
| **Major Transmission Projects** | | | **$ 70** | **$ 273** | **$ 343** |
| Other Transmission (Approximately 100 projects between $1 to $10 million each) | All | | | 181 | |
| **Transmission Projects \*** | | | | **$ 454** | |

*Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection.*

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# Bill Stabilization Adjustment Mechanisms

- **Under bill stabilization adjustment mechanisms, revenue is "decoupled" from unit sales consumption and is tied to the growth in number of customers**

  - **Eliminates revenue fluctuations due to weather and changes in customer usage patterns**

- **Benefits of bill stabilization mechanisms:**

  - **Utility revenue will be more predictable and better aligned with costs**

  - **Utilities will be better able to recover fixed costs**

  - **Customer bills will be more stable**

  - **Disincentives towards energy efficiency programs are reduced**

# Bill Stabilization Adjustment Mechanism - Example

## Distribution Sales and Revenue

## Illustrative Data

| | Test Year | Rate Year | | |
|---|---|---|---|---|
| | | **Mild Weather** | **Normal Weather** | **Severe Weather** |
| **Residential Sales - MWh** | 6,000,000 | 5,785,500 | 6,090,000 | 6,394,500 |
| **Residential Customers** | 500,000 | 507,500 | 507,500 | 507,500 |
| **Normal Rate Process** | | | | |
| **Approved Residential Revenues (1,000's)** | $ 150,000 | $ 144,638 | $ 152,250 | $ 159,863 |
| **Bill Stabilization Process** | | | | |
| **Initial Residential Revenues (1,000's)** | $ 150,000 | $ 144,638 | $ 152,250 | $ 159,863 |
| **Bill Stabilization Adjustment (1,000's)** | | $ 7,613 | $ - | $ (7,613) |
| **Total Revenue (1,000's)** | | $ 152,250 | $ 152,250 | $ 152,250 |
| **Approved Revenue per Customer** | $ 300 | $ 300 | $ 300 | $ 300 |

# Gross Margin Drivers

**2007 gross margins should be higher:**

↑ Higher capacity prices

↑ Improved margins on standard product hedges

↑ Higher output, reflecting improved supply/demand fundamentals

↑ Re-pricing of default electricity supply contracts

↓ Ancillary services revenue

**2008 gross margins should continue to increase:**

↑ Capacity prices are in effect for full calendar year

↑ Improved margins on standard product hedges

↑ Additional re-pricing of default electricity supply contracts

↔ No material increase in output

↓ Lowered margins from fuel hedges

*Note: See Safe Harbor Statement at the beginning of today's presentations.*

43

# Projected Capital Expenditures

| Dollars in Millions | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|
| "Base" Amount | $13 | $15 | $16 | $19 | $15 |
| **Environmental** | | | | | |
|   - DE Multi-Pollutant * | 14 | 17 | 1 | 10 | 8 |
|   - Other | 2 | 3 | 3 | - | 5 |
| **Growth** | | | | | |
|   - New Combustion Turbine | 24 | 46 | 4 | - | - |
|   - Delta Site (Total Cost - $350) | - | 12 | 15 | 61 | 147 |
| **Total** | **$53** | **$93** | **$39** | **$90** | **$175** |

* Current capital cost estimates range from $50M - $80M.

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# Reconciliation of Operating Income

**Reported Operating Income Reconciled to Operating Income Excluding Special Item**

**For the twelve months ended June 30, 2007**

**(Dollars in Millions)**

|  | Power Delivery | Conectiv Energy | Pepco Energy Services | Other Non-Regulated | Corporate & Other | PHI Consolidated |
|---|---|---|---|---|---|---|
| **Reported Segment Operating Income** | $457.5 | $113.7 | $32.5 | $74.5 | $6.6 | $684.8 |
| *Percent of operating income* | *66.8%* | *16.6%* | *4.7%* | *10.9%* | *1.0%* | *100.0%* |
| **Special Item included in Operating Income** |  |  |  |  |  |  |
| Impairment loss on energy services assets |  |  | 12.4 |  |  | 12.4 |
| **Operating Income excluding Special Item** | $457.5 | $113.7 | $44.9 | $74.5 | $6.6 | $697.2 |
| *Percent of operating income excluding special item* | *65.6%* | *16.3%* | *6.4%* | *10.7%* | *1.0%* | *100.0%* |

*Note: Management believes the special item is not representative of the Company's ongoing business operations.*

# Reconciliation of Earnings Per Share

**GAAP EPS to EPS Excluding Special Items**

|  | Six Months Ended June 30, | |
|---|---|---|
|  | **2007** | **2006** |
| Reported (GAAP) Earnings per Share | $ 0.56 | $ 0.56 |
| Special Items: |  |  |
| Gain on disposition of interest in a co-generation facility | - | (0.04) |
| Impairment loss on energy services assets | - | 0.02 |
| Net Earnings per Share, excluding Special Items | $ 0.56 | $ 0.54 |

Note: Management believes the special items are not representative of the Company's ongoing business operations.

# *Reconciliation of Net Cash from Operations*

Pepco Holdings, Inc

## GAAP Net Cash from Operating Activities to Adjusted Net Cash from Operating Activities

Dollars in Millions

| | 2006 |
|---|---|
| Reported (GAAP) Net Cash from Operating Activities | $ 203 |
| | |
| Adjustments: | |
| Change in margin deposits | 212 |
| IRS Mixed Service Cost income tax payment | 121 |
| ACE generation assets sale income tax payment | 30 |
| Mirant PPA settlement income tax payment | 18 |
| Pre-merger tax settlement payment | 18 |
| Current year tax payments on 2005 gains from asset sales | 30 |
| Regulatory deferred costs under recovery | 32 |
| Proceeds from Mirant Settlement | (70) |
| | |
| Adjusted Net Cash from Operating Activities | $ 594 |

Note: Management believes the adjustments are not representative of the Company's ongoing business operations.